

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 22, 2014

<u>Via E-mail</u>
Mr. Philip G. Franklin
Senior Vice President and Chief Financial Officer
LittelFuse, Inc.
8755 West Higgins Road, Suite 500
Chicago, Illinois 60631

   RE: **LittelFuse, Inc.**
      Form 10-K for Fiscal Year Ended December 28, 2013
      Filed February 25, 2014
      File No. 000-20388

Dear Mr. Franklin:

   We have reviewed your response letter dated May 16, 2014 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Note 6. Investment in Unconsolidated Affiliate, page 60</u>

1. We note your response to prior comment 2. Please clearly describe to us the error (or errors) you identified in your accounting for income taxes relating to the Stocking investment and explain how it was corrected. Specifically, identify the accounting literature that was incorrectly applied or the income tax positions, calculations, estimates, etc. that needed to be revised. Explain why part of the error related to the fourth quarter of 2012 and another part related to the first quarter of 2013.

2.   Tell us how you considered Question 2 to SAB Topic 1.N in concluding which periods should be restated for the error.

Form 8-K dated May 31, 2013 and filed June 5, 2013

3.   We note Exhibit A to your response to prior comment 4. It is not clear to us why you deduct intangible assets from the Hamlin assets acquired in your asset test, since Regulation S-X Rule 210.1-02(w) regarding the test for a Significant Subsidiary speaks to your proportionate share of the total assets of the company after intercompany eliminations. Please provide a thorough explanation and tell us why the Item 9.01 of Form 8-K requirement for financial statements and pro forma information is not applicable.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

                                        Sincerely,

                                        /s/ Martin James

                                        Martin James
                                        Senior Assistant Chief Accountant